December 21, 2012

VIA EDGAR CORRESPONDENCE

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Tucker Holdings, Inc.

Form 10-K for Fiscal Year Ended December 30, 2011

Filed April 9, 2012

Dear Ms. Collins:

Thank you for your letter dated December 7, 2012 to Mr. William T. Kansky related to the Securities and Exchange Commission’s (“Commission”) comments on Delta Tucker Holdings, Inc.’s Form 10-K for the fiscal year ended December 30, 2011. I am responding to your letter as Vice President and Controller of DynCorp International Inc., the wholly owned subsidiary of Delta Tucker Holdings, Inc. (the “Company”). The Company appreciates the need for full and fair disclosure to investors and welcomes suggestions for enhancing the overall disclosures contained in its periodic filings with the Commission.

Attached are the Company’s responses to each of your specific comments. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Thank you for your consideration of our responses and observations to your comments.

Pursuant to your request, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1835.

Sincerely,

/s/ Robert B. Hille
Robert B. Hille
Vice President and Controller

cc:	Securities and Exchange Commission

Melissa Kindelan, Staff Accountant

Christine Davis, Assistant Chief Accountant

DynCorp International Inc.

Gregory S. Nixon, Senior Vice President and General Counsel

William T. Kansky, Senior Vice President and Chief Financial Officer

Delta Tucker Holdings, Inc. Responses

Form 10-K for Fiscal Year Ended December 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Delta Tucker Holdings, Inc. Results of Operations — Fiscal Year Ended December 30, 2011, page 32

Comment 1

We note you included the results of operations for each period presented, discussing those results separately, with no comparisons to other periods because the year ended December 30, 2011 and the period from April 1, 2010 (inception) through December 31, 2010 are not comparable. Please tell us what consideration you gave to presenting pro forma financial information for the twelve months ended December 31, 2010 in a format consistent with Article 11 of Regulation S-X and providing a supplemental discussion of the pro forma information compared to the results of operations for the year ended December 30, 2011. Such supplemental discussion may provide investors with a better context for the 2011 results in contrast to the previous twelve months of operations.

Response

The Company’s intent is to present disclosures that provide the information that is required under SEC Release No. 33-8350. Our intent is also to promote understanding and provide investors and other users with information that is necessary to understand our financial condition and results of operations. We believe our approach in including the results of operations for the period ended December 30, 2011 and the period from April 1, 2010 (Inception) through December 30, 2010 and discussing those results separately provides the reader with necessary information to analyze our actual financial condition and results of operations. We disclosed in the introduction to the Results of Operations section of our Management Discussion & Analysis (“MD&A”) a note that, as a result of the Merger, our results of operations were not comparable. The statement read:

“As a result of the Merger, our results of operations presented are for the year ended December 30, 2011 and for the period from April 1, 2010 (Inception) through December 31, 2010, which is a shorter operating period. As such, the results of operations for the two periods are not comparable and have been presented separately.”

On July 7, 2010, Delta Tucker Holdings, Inc. merged with DynCorp International Inc. (“the Merger”). Article 11 of Regulation S-X requires pro forma financial information to be furnished during the most recent fiscal year or subsequent interim period for which a balance sheet is required by § 210.3-01. The fiscal year ended December 30, 2011 represented the second year of the existence of the registrant, and as such, the Company concluded providing pro forma financial information was not required by Regulation S-X Article 11. The Company also acknowledges that, under Section 9220.7 of the Division of Corporation Finance Financial Reporting Manual, supplemental discussion based on pro forma financial information should be considered. In considering whether to provide pro forma information, the Company considered (i) the facts and circumstances surrounding the transaction, (ii) the nature of the pro forma adjustments to be made and (iii) the overall meaningfulness of any such supplemental pro forma discussion.

The Company considered the facts and circumstances surrounding the transaction noting that as a result of the Merger, the Company was recapitalized under new debt agreements and became highly leveraged. In addition, the Company transitioned to a new management team with a primary focus on cash flow and the pay down of debt. The MD&A presented for the period from April 1, 2010 (Inception) through December 30, 2010 and for the fiscal year ended December 30, 2011 reflected the successor management team’s outlook of the business and enhanced the readers’ understanding of the Company through the eyes of the new management team. Pro forma results of operations for the twelve months ended December 31, 2010 would have included periods for which the Company was under previous management.

In addition, we considered the nature of the pro forma adjustments noting they would have been significant to adjust for the impact of the Merger as well as the operating results for periods prior to the Merger. Due to the change in the Company’s capital structure and the shift in operational priorities with the new management team previously discussed, the Company did not believe pro forma presentation of periods for which our current management team was not directing our business would prove to be useful or significantly benefit a reader of our financial statements.

Finally, we considered the overall meaningfulness of any such supplemental pro forma discussion. We noted that as of the date of the Merger, the Company’s stakeholders changed. Prior to the Merger, the readers of our financial statements were primarily equity holders, as DynCorp International Inc. was publicly traded on the New York Stock Exchange. Subsequent to the Merger, the Company’s primary stakeholders were the holders of our Senior Secured Credit Facility, our 10.375% Senior Unsecured Notes and our private equity investor. As such, the needs of the Company’s stakeholders are focused on information most meaningful in assessing the Company’s ability to generate cash and maintain our covenants, such as cash flows and non-GAAP measures, such as Adjusted EBITDA, as defined in our new credit agreements, for the periods relevant to our stakeholders. With those considerations in mind, the Company did not believe presenting pro forma results of operations that included periods prior to when our current stakeholders had any vested interest was useful or would be significantly beneficial.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 54

Comment 2

We note that you recorded a $33.8 million goodwill impairment in the Intelligence Training and Solutions and the Training and Mentoring reporting units in fiscal year 2011 and a $30.9 million goodwill impairment in the Training and Mentoring reporting unit in the quarter ended September 28, 2012. Please tell us how your MD&A disclosures prior to the impairments adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In this regard, we note no disclosure in the Forms 10-Q prior to the impairments that would indicate that an impairment was reasonably likely. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response

In the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2011 (the “2011 Annual Report”), we disclosed that an impairment charge of $33.8 million for the fiscal year ended December 30, 2011 was recorded as a result of our annual impairment test. The Company also recorded an impairment charge of $30.9 million for the three and nine months ended September 28, 2012 as a result of the additional tests performed subsequent to the identification of a triggering event during the fiscal quarter ended September 28, 2012.

As discussed in our filings and in accordance with ASC 350-20—Intangibles—Goodwill, we evaluate goodwill for impairment annually and when events occur or circumstances change that suggest the carrying value may not be recoverable. In determining whether an interim triggering event has occurred, the Company monitors, on a quarterly basis (i) the actual performance of the business relative to the fair value assumptions used during the most recent annual goodwill impairment test and (ii) significant changes to future expectations. The discussion of our quarterly and annual MD&A disclosures below depict the Company’s consideration of the information most impactful to our results of operations and our compliance with Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Fiscal Year Ended December 30, 2011

The Company assessed goodwill for impairment in conjunction with our annual goodwill assessment during the fourth quarter of the fiscal year ended December 30, 2011. As a result of this assessment, the Company identified changes in forecasts and assumptions from new facts arising during the fourth quarter that, when combined with our known disclosed trends and uncertainties, resulted in the impairment of goodwill in our Intelligence Training and Solutions (“ITS”) and Training and Mentoring (“TM”) reporting units.

Prior to the fourth quarter of the fiscal year ended December 30, 2011 and as disclosed in the Results of Operations discussion within the Management’s Discussion and Analysis section of the Company’s previous Quarterly Reports on Forms 10-Q (“Quarterly Reports”) (see page 60 of the Quarterly Report for the fiscal quarter ended on July 1, 2011 and pages 65, 66 and 68 of the Quarterly Report for the fiscal quarter ended September 30, 2011), the Company noted a decline in volume of ITS operations driven primarily by the completion of certain training activities by the Company’s wholly owned subsidiary, Phoenix Consulting Group, LLC (“Phoenix”) and a reduction in TM operating margins driven by the transition of the Civilian Police (“CivPol”) Afghanistan program to the Afghanistan Ministry of Defense Program (“AMDP”). However, ITS operations were not materially different from our forecast and the Company believed that any TM margin reductions would be fully offset by increased volume. As such, prior to the fourth quarter of the fiscal year ended December 30, 2011, the Company did not believe the decline in ITS volume or the reduction in TM operating margins represented trends of such a material nature as to merit a triggering event or additional disclosure beyond what was known and disclosed at that time.

During the fourth quarter of the fiscal year ended December 30, 2011, several key events occurred that resulted in management reevaluating our forecasts and assumptions during our annual goodwill impairment test. First, we began to shift our future projections relative to the defense budget upon the announcement that the Joint Select Committee on Deficit Reduction (the “Super Committee”) had failed to reach an agreement by the November 23, 2011 deadline.

Next, as a result of a combination of customers delaying new contract opportunities and several unsuccessful pursuits of new contracts, we found it necessary to adjust our future forecasts for new business growth in ITS during the fourth quarter. As disclosed on page 65 in the Results of Operations discussion within the Management’s Discussion and Analysis section of the Company’s Quarterly Report for the fiscal quarter ended September 30, 2011, ITS revenue had declined due to the completion of certain training services by this reporting unit. We were continuing to pursue new opportunities in ITS and had anticipated new work replacing completed services. In light of the completion of prior work, the reduction in new business had a significant impact on our goodwill impairment assessment for ITS. Specific to TM, we noted a continued delay by our customer to award task orders under the new Criminal Justice Program Support (“CJPS”) program. As disclosed in the Notable Events discussion within the Management’s Discussion and Analysis section of previous Quarterly Reports (see pages 55 and 60 of the Quarterly Reports for the fiscal quarters ended on July 1, 2011 and September 30, 2011, respectively), in May 2011 we were selected as one of five awardees under this program and had anticipated task orders to be issued for bid by the customer in order to help replace the ending work on CivPol. In addition, we continued to assess the impact of the end of the war in Iraq as announced by President Obama in October 2011 and disclosed in our third quarter Form 10-Q. While the end of the Iraq war created opportunities for some of our businesses, this event negatively impacted TM as a result of the completion of our CivPol Iraq and our Multi-National Security Transition Command—Iraq (“MNSTC-I”) programs. The continued delay by the customer to issue task orders under new contracts combined with the end of other contracts was factored into our year-end forecasts used in our goodwill assessment.

The combination of these new facts arising during the fourth quarter, combined with our known disclosed trends and uncertainties, resulted in the impairment of goodwill in our ITS and TM reporting units. Events such as those discussed above are inherent to the dynamic environment in which we operate and are discussed in our various disclosures including the Company Overview, Current Operating Environment and Outlook and Risk Factors sections of our quarterly and annual reports.

Fiscal Quarter Ended September 28, 2012

In conjunction with the Company’s reporting process for the fiscal quarter ended September 28, 2012, we noted certain indicators relating to the TM reporting unit that were significant enough to conclude a triggering event had occurred. Specifically, we noted a decline in revenue and operating income, in excess of projected forecasts. In quarters prior to the fiscal quarter ended September 28, 2012, we had not observed such a trend as actual results were within a reasonable range of our forecasts. The Company had anticipated and disclosed in the Results of Operations discussion within the Management’s Discussion and Analysis section of previous Quarterly Reports on Forms 10-Q during calendar year 2012 and in the Annual Report on Form 10-K for the fiscal year ended December 30, 2011 (see page 40 of the Quarterly Report for the fiscal quarter ended March 30, 2012, pages 48 and 50 of the Quarterly Report for the fiscal quarter ended on June 29, 2012 and pages 34 and 38 of the Annual Report on Form 10-K for the fiscal year ended December 30, 2011), that TM operating margins were lower than prior periods due to the transition of the CivPol Afghanistan program to the lower margin AMDP program. However, the Company anticipated these lower margins would be offset by higher volume. In addition, the Company had forecasted task orders under the CJPS contract to begin during the year which would have replaced contracts that had previously ended in 2011, such as MNSTC-I and CivPol Iraq. However, the increased volume did not occur as expected on AMDP and the continued delay in the CJPS contract resulted in actual results being lower than forecasts for the fiscal quarter ended September 28, 2012 at a significant enough level to conclude a triggering event had occurred. Before the fiscal quarter ended September 28, 2012, the Company did not see an identifiable trend that merited additional disclosure. Once a triggering event was determined, the Company performed an interim test for impairment as disclosed in Note 3 to our third quarter financial statements, which resulted in an impairment charge of $30.9 million.

As noted above, the Company evaluates the forecast to actual results of the business quarterly and determined there were no indicators prior to the fiscal quarter ended September 28, 2012. We believe we provided readers information necessary in the quarters leading up to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2012 to understand the Company’s financial condition, changes in financial condition and results of operations. We also believe we were in compliance with the MD&A requirements of SEC Release No. 33-8350.

We appreciate your review of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011. While we believe our disclosures have appropriately complied with applicable SEC disclosure requirements and the disclosure requirements set forth under ASC 350, the Company intends to improve its disclosure of known trends and uncertainties in future filings to give readers further insight into developing trends and uncertainties and, when applicable, to clarify the isolation of triggering events or impairments to particular periods. Specifically, the Company intends to address these disclosure improvements beginning with the disclosure of our annual goodwill analysis in our Annual Report on Form 10-K for the fiscal year ending on December 28, 2012.

Delta Tucker Holdings, Inc.

Notes to Consolidated Financial Statements

General

Comment 3

We note that you have provided Condensed Financial Information of Delta Tucker Holdings, Inc. on page 149. Please tell us what consideration you gave to the disclosures required by Rule 4-08(e) of Regulation S-X.

Response

In consideration of Rule 4-08(e) of Regulation S-X, the Company notes that payments of dividends by the Company are restricted in accordance with the Senior Credit Facility, of which the wholly owned subsidiary of the Company, DynCorp International Inc., is the Borrower. In the notes to the Condensed Financial Information of Delta Tucker Holdings, Inc. on page 150, the Company discloses the restrictions on dividend payments, specifically with regard to DynCorp International Inc., and also notes our retained earnings and net assets were not free of these restrictions. Furthermore, the Company discloses that we have accounted for the income of our subsidiaries under the equity method. As the Company is the holding company of DynCorp International Inc. and has no independent operations apart from DynCorp International Inc. and has no assets other than its investment in DynCorp International Inc. and associated deferred taxes, we believe this disclosure is not misleading to the users of our financial statements. Additionally, the disclosure made in Note 7 to the Delta Tucker Holdings, Inc. financial statements regarding the provisions within the Senior Credit Facility and the Indenture that restrict the payment of dividends provides further clarity to the users of our financial statements. In future filings, the Company intends to provide further clarification around the restriction on the payment of dividends set forth by the Senior Credit Facility as they relate specifically to the Company within the notes to the Condensed Financial Information of Delta Tucker Holdings, Inc. as follows, subject to modification as appropriate:

As the parent guarantor to DynCorp International Inc., we are subject to certain restrictions set forth under the Senior Credit Facility, including restrictions on the payment of dividends. As we are the holding company of DynCorp International Inc. and have no independent operations apart from DynCorp International Inc. and no assets other than our investment in DynCorp International Inc. and associated deferred taxes, our retained earnings and net income are fully encumbered by these restrictions.

Note 4 — Income Taxes, page 73

Comment 4

Please tell us what consideration you gave to disclosing the components of Loss before income taxes as either domestic or foreign. See Rule 4-08(h)(1)(i) of Regulation S-X.

Response

In consideration of the requirement to disclose the components of income or loss before income taxes as either domestic or foreign, as set forth under Rule 4-08(h)(1)(i), the Company considered the following:

While our contracts are performed at various locations around the world, the substantial majority of our operations are with the U.S. government. As disclosed in our Form 10-K in Note 11 — Segments, contracts with the U.S. government accounted for 97% of the Company’s consolidated revenue. The work that we perform for the U.S. government is generally exempt from foreign tax due to various bi-lateral agreements often referred to as Status of Forces Agreements (“SOFA”) and Status of Mission Agreements (“SOMA”) or their equivalents. As such, most, if not all, earnings on these contracts, regardless of the location for which the services are performed, are exempt from any foreign tax obligations and are subject to tax domestically.

In contrast, the Company noted that sales to foreign governments accounted for less than 3% of the Company’s consolidated revenue for the fiscal year ended December 30, 2011. As such, the Company believes operations for which the Company considers the ultimate source of the revenue as foreign to be immaterial and therefore, any resulting disclosure of the foreign component of the Company’s income or loss before income taxes would not provide additional clarity or add value for the users of our financial statements.

The Company respectfully acknowledges the Commission’s comment and as such, in future filings, intends to include a disclosure in tabular format to provide further clarification of Rule 4-04(h)(1)(i) of Regulation S-X as follows, subject to modification as appropriate:

Components of Loss before income taxes:

(Amounts in thousands)	For the year ended December 30, 2011	For the period from April 1, 2010 (Inception) through December 31, 2010
Domestic	$(86,656)	$(47,436)
Foreign	8,217	3,257

Loss before income taxes	$(78,439)	$(44,179)

Note 8 — Commitments and Contingencies

Contingencies, page 81

Comment 5

We note your disclosures regarding the aviation insurance carrier, Akwa Ibom International Airport, the DOJ and DCAA matters. It is unclear to us with respect to the aviation insurance carrier and Akwa Ibom International Airport matters whether you believe that there is a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred. Please advise. For all of the matters noted above, if there is at least a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. We refer you to ASC 450-20-50. We would also note that that certain terminology in your disclosure is not consistent with that of ASC 450. For example, you refer to potential loss, potential damages, and likely outcome. Please ensure that your disclosure refers to terms that are consistent with those in ASC 450. Please provide us with your proposed disclose.

Response

In accordance with ASC 450-20—Loss Contingencies, for legal contingencies that are both probable and reasonably estimable, the Company’s policy is to accrue the loss and provide disclosure. For other legal contingencies that are at least reasonably possible, the Company’s policy is to provide disclosure. In each instance, the Company assesses the legal issue, considers materiality of the potential loss, and ultimately determines whether or not the matter is material enough to merit disclosure. As of December 30, 2011, the Company’s contingencies disclosure included all material probable contingencies and all material reasonably possible contingencies in accordance with ASC 450-20. In addition to the disclosure requirements set forth in ASC 450-20, the Company also discloses any other contingencies for which the likelihood of an unfavorable outcome is remote but for which the Company believes are of such a significant nature that disclosure would benefit a user of our financial statements. The following discussion provides more clarity around the matters mentioned above.

Aviation Insurance Carriers Matter

The Company believes the likelihood of an unfavorable outcome resulting from the legal matter with our aviation insurance carriers is remote. Though not required under ASC 450-20-50, the Company provided disclosure of this matter in an effort to increase transparency and provide incremental information that the Company believes will be beneficial to the users of our financial statements. As such, the Company believes our disclosure regarding this matter meets or exceeds the requirements set forth under ASC 450-20-50. Accordingly, the Company has disclosed the following:

The Company believes that the claims asserted by the insurance carriers are without merit and unlikely to result in a material effect on our results of operations or financial condition.

In future filings, the Company intends to conform the terminology used in this disclosure to be consistent with that used in ASC 450-20-50 and disclose similar to the following:

The Company believes that the claims asserted by the insurance carriers are without merit and the likelihood of an unfavorable judgment in this matter is remote.

Akwa Ibom International Airport Matter

The Company is not able to reasonably estimate the outcome of the Akwa Ibom International Airport legal matter and as such, the Company believes that the likelihood of an unfavorable judgment arising from this matter is at least reasonably possible and believes our disclosure regarding the Akwa Ibom International Airport legal matter complies with ASC 450-20-50. The Company’s current disclosure provides both the total asserted claims amount of $150 million as well as the amount to which the Company believes exposure is limited under the contract of $3 million. Additionally, the Company has recognized an immaterial accrual related to this matter. However, as arbitration is being held in a foreign jurisdiction and the Company cannot reasonably predict the outcome of arbitration, the Company believes the likelihood of incurring additional losses in excess of the recognized amount is reasonably possible, up to the amount limited by the contract.

In future filings, the Company intends to conform the terminology used in this disclosure to be consistent with that used in ASC 450-20-50 as follows, subject to modification as appropriate:

The Company has recorded an immaterial liability for this matter and believes the likelihood of loss for amounts in excess of this accrual, up to the amount limited by the contract, is reasonably possible.

Department of Justice (“DOJ”) Matters

The Company has provided multiple disclosures pertaining to matters with the DOJ. In regards to the U.S. Foreign Corrupt Practices Act (“FCPA”) matter, though the Company believes the likelihood of an unfavorable outcome resulting from this matter is remote, disclosure of this matter was provided to increase the level of transparency afforded the users of our financial statements as it relates to FCPA violations, which the Company believes are particularly important matters within our industry as a whole. As such, the Company believes our disclosure regarding this matter meets or exceeds the requirements set forth under ASC 450-20-50. Additionally, as the likelihood of an unfavorable outcome is not reasonably possible, an estimate of loss or range of loss is not required. Accordingly, the Company has disclosed the following:

Based on the facts currently known, we believe that this matter will not yield a negative outcome and will not have a material effect on our business, financial condition, results of operations or cash flow.

In future filings, the Company intends to conform the terminology used in this disclosure to be consistent with that used in ASC 450-20-50 as follows, subject to modification as appropriate:

Based on the facts currently known, the Company believes that the likelihood of an unfavorable outcome resulting from this matter is remote.

In regards to the DOJ matter with our former subcontractor Al Ghabban, the Company disclosed that the likelihood of an unfavorable judgment resulting from this matter is reasonably possible. Additionally, the Company disclosed that a reasonable estimate of a range of potential damages is not possible as this matter is still under review by the DOJ and no formal complaint has been filed. Accordingly, the Company believes that our disclosure regarding this matter complies with ASC 450-20-50. However, in future filings, the Company intends to conform the terminology used in this disclosure to be consistent with that used in ASC 450-20-50 as follows:

The Company believes that the likelihood of an unfavorable judgment resulting from this matter is reasonably possible; however, as this matter is still under review and no formal complaint has been filed, a reasonable estimate of loss or range of loss cannot be made.

Defense Contract Audit Agency (“DCAA”) Matter

The Company’s believes our disclosure of the DCAA matter regarding our Civilian Police program complies with ASC 450-20-50. The Company has assessed that an unfavorable outcome resulting from a portion of this matter is probable and has recognized a reasonable estimate of loss. Accordingly, the Company has disclosed both the nature of the contingency and the amount recognized. Additionally, for the remaining portion of this matter that the Company believes is either reasonably possible or remote, we have provided discussion of the nature of the matter and have disclosed that we believe these items represent loss contingencies that are either reasonably possible or remote. In future filings and in accordance with ASC 450-20-50, the Company intends to expand our disclosure of the portion of this matter that is reasonably possible to include the upper end of the range of loss as follows, subject to modification as appropriate:

For the remaining issues, which total approximately $19.0 million, we believe the DCAA did not consider certain contractual provisions and long standing patterns of dealing with the customer. Since we cannot reasonably estimate the DCAA’s acceptance of our initial responses and the ultimate outcome related to these remaining issues we believe these items represent loss contingencies that we consider reasonably possible.

Other Matters

The Company respectfully agrees with the Commission and notes that apart from the matters discussed above, there are certain other instances in our disclosure whereby terms used are inconsistent with those used in ASC 450-20. In future filings, the Company intends to align the terminology used in our disclosure with that used in ASC 450-20 as follows, subject to modification as appropriate. For the convenience of the Staff, we have underlined and bolded the changes from what was previously disclosed.

Contingencies

General Legal Matters

We are involved in various lawsuits and claims that arise in the normal course of business. We have established reserves for matters in which it is believed that losses are probable and can be reasonably estimated. Reserves related to these matters have been recorded in “Other accrued liabilities” totaling approximately $4.8 million and $17.4 million as of December 30, 2011 and December 31, 2010, respectively. None of our reserves as of December 30, 2011 were individually material. We believe that appropriate accruals have been established for such matters based on information currently available; however, some of the matters may involve compensatory, punitive, or other claims or sanctions that if granted, could require us to pay damages or make other expenditures in amounts that could not be reasonably estimated at December 30, 2011. These accrued reserves represent the best estimate of amounts believed to be our liability in a range of expected losses. In addition to matters that are considered probable and can be reasonably estimated, we also have certain matters considered reasonably possible. Other than matters disclosed below, we believe the aggregate range of possible loss related to matters considered reasonably possible was not material as of December 30, 2011. Litigation is inherently unpredictable and unfavorable resolutions could occur. Accordingly, it is possible that an adverse outcome from such proceedings could (i) exceed the amounts accrued for probable matters; or (ii) require a reserve for a matter we did not originally believe to be probable or could be reasonably estimated. Such changes could be material to our financial condition, results of operations and cash flows in any particular reporting period. Our view of the matters not specifically disclosed could possibly change in future periods as events thereto unfold.

Pending Litigation and Claims

On December 4, 2006, December 29, 2006, March 14, 2007 and April 24, 2007, four lawsuits were served, seeking unspecified monetary damages against DynCorp International LLC and several of its former affiliates in the U.S. District Court for the Southern District of Florida, concerning the spraying of narcotic plant crops along the Colombian border adjacent to Ecuador. Three of the lawsuits, filed on behalf of the Provinces of Esmeraldas, Sucumbíos, and Carchi in Ecuador, allege violations of Ecuadorian law, international law, and statutory and common law tort violations, including negligence, trespass, and nuisance. The fourth lawsuit, filed on behalf of citizens of the Ecuadorian provinces of Esmeraldas and Sucumbíos, alleges personal injury, various counts of negligence, trespass, battery, assault, intentional infliction of emotional distress, violations of the Alien Tort Claims Act and various violations of international law. The four lawsuits were consolidated, and based on our motion granted by the court, the case was subsequently transferred to the U.S. District Court for the District of Columbia. On March 26, 2008, a First Amended Consolidated Complaint was filed that identified 3,266 individual plaintiffs. As of January 12, 2010, 1,256 of the plaintiffs have been dismissed by court orders and, on September 15, 2010, the Provinces of Esmeraldas, Sucumbíos, and Carchi were dismissed by court order. We have filed multiple motions for summary judgment which are pending. The amended complaint does not demand any specific monetary damages; however, a court decision against us could have a material effect on our results of operations and financial condition, if we are unable to obtain reimbursement from the DoS. The aerial spraying operations were and continue to be managed by us under a DoS contract in cooperation with the Colombian government. The DoS contract provides indemnification to us against third-party liabilities arising out of the contract, subject to available funding as well as potential apportionment of damages to multiple defendants. At this time, we believe the likelihood of an unfavorable outcome in this case is remote.

A lawsuit filed on September 11, 2001, and amended on March 24, 2008, seeking unspecified damages on behalf of twenty-six residents of the Sucumbíos Province in Ecuador, was brought against our operating company and several of its former affiliates in the U.S. District Court for the District of Columbia. The action alleges violations of the laws of nations and U.S. treaties, negligence, emotional distress, nuisance, battery, trespass, strict liability, and medical monitoring arising from the spraying of herbicides near the Ecuador-Colombia border in connection with the performance of the DoS, International Narcotics and Law Enforcement contract for the eradication of narcotic plant crops in Colombia. As of January 12, 2010, fifteen of the plaintiffs have been dismissed by court order. We have filed multiple motions for summary judgment which are pending. The terms of the DoS contract provide that the DoS will indemnify our operating company against third-party liabilities arising out of the contract, subject to available funding. We are also entitled to indemnification by Computer Sciences Corporation in connection with this lawsuit, subject to certain limitations. Additionally, any damage award would have to be apportioned between the other defendants and our operating company. We believe that the likelihood of an unfavorable judgment in this matter is remote.

Arising out of the litigation described in the preceding two paragraphs, on September 22, 2008, we filed a separate lawsuit against our aviation insurance carriers seeking defense and coverage of the referenced claims. On November 9, 2009, the court granted our Partial Motion for Summary Judgment regarding the duty to defend, and the carriers have paid the majority of the litigation expenses. In a related action, the carriers filed a lawsuit against us on February 5, 2009, seeking rescission of certain aviation insurance policies based on an alleged misrepresentation by us concerning the existence of certain of the lawsuits relating to the eradication of narcotic plant crops. On May 19, 2010, our aviation insurance carriers filed a complaint against us seeking reformation of previously provided insurance policies and the elimination of coverage for aerial spraying. The Company believes that the claims asserted by the insurance carriers are without merit and the likelihood of an unfavorable judgment in this matter is remote.

In November 2009, a U.S. grand jury indicted one of our subcontractors on the Logistics Civil Augmentation Program (“LOGCAP IV”) contract, Agility, on charges of fraud and conspiracy, alleging that it overcharged the U.S. Army on contracts to provide food to soldiers in Iraq, Kuwait and Jordan. These allegations were in no way related to the work performed under LOGCAP IV. Effective December 16, 2009, we removed Agility as a subcontractor on the LOGCAP IV contract and terminated the work under existing task orders. In April 2010, Agility filed an arbitration demand, asserting claims for breach of a joint venture agreement, breach of fiduciary duty and unjust enrichment. Through the arbitration Agility was seeking a declaration that it was entitled to a 30% share of the LOGCAP IV fees over the life of the contract. In November 2011, the arbitrators issued a decision granting Agility 30% share of the LOGCAP IV fees through August 2010. We recorded a liability and subsequently paid the calculated immaterial amount to Agility in December 2011.

In 2009, we terminated for cause a contract to build the Akwa Ibom International Airport for the State of Akwa Ibom in Nigeria. Consequently, we terminated certain subcontracts and purchase orders the customer advised us it did not want to assume. Our termination of certain subcontracts not assumed by the customer, including our actions to recover against advance payment and performance guarantees established by the subcontractors for our benefit, was challenged in certain instances. In December 2011, the customer filed arbitration alleging fraud, gross negligence, contract violations, and conversion of funds and asserted damages of approximately $150 million. We believe our right to terminate this contract was justified and permissible under the terms of the contract, and we intend to vigorously contest the claims brought against us. Additionally, we believe the contract limits any damages to a maximum of $3 million, except in situations of gross negligence and willful misconduct. We have recorded an immaterial liability for this matter and believe the likelihood of loss for amounts in excess of this accrual, up to the amount limited by the contract, is reasonably possible.

U.S. Government Investigations

We primarily sell our services to the U.S. government. These contracts are subject to extensive legal and regulatory requirements, and we are occasionally the subject of investigations by various agencies of the U.S. government who investigate whether our operations are being conducted in accordance with these requirements, including as previously disclosed in our periodic filings, the Special Inspector General for Iraq Reconstruction report regarding certain reimbursements and the U.S. Department of State Office of Inspector General’s records subpoena with respect to Civilian Police (“CivPol”). Such investigations, whether related to our U.S. government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting. U.S. government investigations often take years to complete and many result in adverse action against us. We believe that any adverse actions arising from such matters could have a material effect on our ability to invoice and receive timely payment on our contracts, perform contracts or compete for contracts with the U.S. government and could have a material effect on our operating performance.

As previously disclosed in our periodic filings, we identified certain payments made on our behalf by two subcontractors to expedite the issuance of a limited number of visas and licenses from a foreign government’s agencies that may raise compliance issues under the U.S. Foreign Corrupt Practices Act. We retained outside counsel to investigate these payments. In November 2009, we voluntarily brought this matter to the attention of the U.S. Department of Justice and the SEC. We are cooperating with the government’s review of this matter. We are also continuing our evaluation of our internal policies and procedures. Based on the facts currently known, the Company believes that the likelihood of an unfavorable outcome resulting from this matter is remote.

On August 16, 2005, we were served with a Department of Justice Federal Grand Jury Subpoena seeking documents concerning work performed by a former subcontractor, Al Ghabban in 2002-2005. Specifically, during the 2002-2005 timeframe, Al Ghabban performed line haul trucking work to transport materials throughout the Middle Eastern theater on the War Reserve Materials Program. In response to the subpoena in 2005, we provided the requested documents to the Department of Justice, and the matter was subsequently closed in 2005 without any action taken. In April 2009, we received a follow up telephone call concerning this matter from the Department of Justice Civil Litigation Division. Since that time, we have had several discussions with the government regarding the civil matter. In response to requests, we provided additional information to the Department of Justice Civil Litigation Division. We are fully cooperating with the government’s review and believe that the likelihood of an unfavorable judgment resulting from this matter is reasonably possible. If our operations are found to be in violation of any laws or government regulations, we may be subject to penalties, damages or fines, any or all of which could adversely affect our financial results. The Company believes that the likelihood of an unfavorable judgment resulting from this matter is reasonably possible; however, as this matter is still under review and no formal complaint has been filed, a reasonable estimate of loss or range of loss cannot be made.

U.S. Government Audits

Our contracts are regularly audited by the Defense Contract Audit Agency (“DCAA”) and other government agencies. These agencies review our contract performance, cost structure and compliance with applicable laws, regulations and standards. The government also reviews the adequacy of, and our compliance with, our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed. The DCAA will in some cases issue a Form 1 representing the non-conformance of such costs or requirements as it relates to our government contracts. If the Company is unable to provide sufficient evidence of the costs in question, the costs could be suspended or disallowed which could be material to our financial statements. Government contract payments received by us for direct and indirect costs are subject to adjustment after government audit and repayment to the government if the payments exceed allowable costs as defined in the government regulations. Since we cannot reasonably estimate the results of a DCAA or other government entity audit, these items represent loss contingencies that we consider reasonably possible. Due to the nature of our business, the continual oversight of and audits by governmental agencies and the number of contracts under which we perform, we cannot, at this time, provide a reasonable estimate of the range of loss for these contingencies.

The Defense Contract Management Agency (“DCMA”) formally notified us of non-compliance with Cost Accounting Standard 403, Allocation of Home Office Expenses to Segments, on April 11, 2007. We issued a response to the DCMA on April 26, 2007 with a proposed solution to resolve the area of non-compliance, which related to the allocation of corporate general and administrative costs between our divisions. On August 13, 2007, the DCMA notified us that additional information would be necessary to justify the proposed solution. We issued responses on September 17, 2007, April 28, 2008 and September 10, 2009 and the matter is pending resolution. Based on facts currently known, we believe the likelihood of an unfavorable judgment resulting from this matter is remote.

We have received several letters from the DCAA with draft audit results related to their examination of certain incurred, invoiced and collected costs on our Civilian Police program for periods ranging from April 17, 2004 through April 2, 2010. The draft audit results identified multiple issues where the DCAA has asserted certain instances of potential deviations from the explicit terms of the contract or from certain provisions of government regulations. The draft audit results apply an extrapolation methodology to estimate a potential exposure amount for the issues which when aggregated for all letters totals approximately $138.4 million. Although the extrapolated amounts would be material to our results of operations, cash flows and financial condition, we do not believe the draft audit results and resulting extrapolation are an appropriate basis to determine a range of potential exposure. We have provided responses to the DCAA for each letter, in which we have articulated our position on each issue and have attempted to answer their questions and provide clarification of the facts to resolve the issues raised. In the few instances where we believe the issues identified were valid or represent a probable contingency, we have recorded a liability for approximately $0.2 million as of December 30, 2011. There are a number of issues raised by the DCAA for which we believe the DCAA did not consider all relevant facts. We strongly believe these issues will be resolved in our favor and thus represent loss contingencies that we consider remote. For the remaining issues, which total approximately $19.0 million, we believe the DCAA did not consider certain contractual provisions and long standing patterns of dealing with the customer. Since we cannot reasonably estimate the DCAA’s acceptance of our initial responses and the ultimate outcome related to these remaining issues we believe these items represent loss contingencies that we consider reasonably possible. We continue to work with the DCAA to resolve any remaining questions they may have and provide clarification of the facts and circumstances surrounding the issues. Subsequent to December 30, 2011, the DCAA began to formalize their positions articulated in the letters issued earlier in the year by issuing Form 1’s. We noted there were no new issues raised in the Form 1’s.

Note 14 — Consolidating Financial Statements of Subsidiary Guarantors, page 91

Comment 6

You disclose that the Senior Unsecured Notes issued by DynCorp International, Inc. (Subsidiary Issuer) are fully and unconditionally guaranteed by the company and all of the domestic subsidiaries of the Subsidiary Issuer. We note in Section 10 of the Indenture agreement dated July 7, 2010, as filed on April 27, 2011 in Form S-4, that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantee in order to more accurately describe the qualifications to the subsidiary guarantors.

Response

We acknowledge the Staff’s comment and concur that Section 10 of the Indenture agreement dated July 7, 2010, as filed in our Registration Statement on Form S-4 filed April 27, 2011, contains certain provisions under which the guarantees shall automatically terminate or the subsidiary guarantors shall be released and discharged from all obligations. We believe that the circumstances that permit the release of the subsidiary guarantors are among those considered “customary” under Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual. Since these provisions are customarily found in indentures for high-yield securities of other issuers and were disclosed in detail to the initial investors in the “Description of the Notes” in the private offering documents and publicly disclosed in detail to all holders in the Company’s Registration Statement on Form S-4 filed April 27, 2011, the Company did not believe that repeating these release provisions in the footnotes to our financial statements would be necessary. However, in light of the Staff’s comments, the Company proposes adding the requested disclosure in the notes to our financial statements in the Annual Report on Form 10-K for the year ending December 28, 2012 and in future periodic reports. Set forth below for the Staff’s consideration is the Company’s proposed disclosure.

Proposed Revised Disclosure for the first paragraph:

The Senior Unsecured Notes issued by DynCorp International Inc. (“Subsidiary Issuer”) and the Credit Facility are fully and unconditionally guaranteed, jointly and severally, by the Company (“Parent”) and all of the domestic subsidiaries of Subsidiary Issuer: DynCorp International LLC, DTS Aviation Services LLC, DynCorp Aerospace Operations LLC, DynCorp International Services LLC, DIV Capital Corporation, Dyn Marine Services of Virginia LLC, Services International LLC, Worldwide Humanitarian Services LLC, Worldwide Recruiting and Staffing Services LLC, Heliworks Inc., Phoenix Consulting Group LLC and Casals and Associates Inc. (“Subsidiary Guarantors”). Each of the Subsidiary Issuer and the Subsidiary Guarantors is 100% owned by the Company. Under the indenture governing the Senior Unsecured Notes, a guarantee of a Subsidiary Guarantor will terminate upon the following customary circumstances: the sale of the capital stock of such Subsidiary Guarantor if such sale complies with the indenture; the designation of such Subsidiary Guarantor as an unrestricted subsidiary; if such Subsidiary Guarantor no longer guarantees certain other indebtedness of the Subsidiary Issuer; or the defeasance or discharge of the indenture.

Comment 7

Please tell us whether the release provisions noted in the comment above also apply to the parent guarantor. If these release provisions do apply to the parent guarantor, please tell us how you concluded that the parent guarantee is full and unconditional.

Response

We supplementally advise the Staff that, of the circumstances described above, only defeasance or discharge of the Indenture terminates or releases the guarantee by the parent guarantor. Under Section 2510.4 of the Division of Corporation Finance Financial Reporting Manual, a guarantee is full and unconditional if the guarantor is obligated to make the scheduled payments immediately in the event the Subsidiary Issuer fails to make such payments. As stated above, the only circumstance by which a guarantee by the parent guarantor may be released is upon defeasance or discharge of the Indenture, which is equivalent to repayment, and as such, upon such defeasance or discharge of the indenture, the Subsidiary Issuer will no longer be obligated to make scheduled payments.

Disclosure Controls and Procedures, page 162

Comment 8

We note your disclosure that you evaluated the effectiveness of your disclosure controls and procedures for the period ended July 1, 2011. Please revise and amend your Form 10-K to disclose the conclusion of your evaluation as of December 30, 2011 which is the end of the period covered by your Form 10-K. See Item 307 of Regulation S-K.

Response

The Company’s Form 10-K for the fiscal year ended December 30, 2011 inadvertently disclosed the wrong date in reference to the Company’s evaluation of the effectiveness of its disclosure controls and procedures due to an administrative oversight. The Company believes the disclosure controls and procedures are effective as of December 30, 2011, as is evidenced by the Section 302 certifications provided by the Company’s principal executive and financial officers as filed in Exhibits 31.1 and 31.2, respectively, to the Company’s Form 10-K for the fiscal year ended December 30, 2011. As the Section 302 certifications identify the appropriate period for which the Company has evaluated its disclosure controls and procedures, the Company does not believe this oversight is of such a material nature as to mislead the reader. Furthermore, due to the proximity of this comment letter to the Company’s next fiscal year end, the Company does not believe an amendment to Form 10-K to disclose the conclusion of our evaluation as of December 30, 2011 would provide incremental benefit or value to the reader. In future filings, the Company will ensure conformance of the date through which the Company has evaluated the effectiveness of its disclosure controls and procedures with the end of the period covered by such filings.

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